Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended	Year Ended
	December 28, 2012	June 29, 2012	July 1, 2011	July 2, 2010	July 3, 2009	June 27, 2008
Earnings:
Income from continuing operations before income taxes	$387.8	$841.9	$905.5	$876.4	$729.0	$636.4
Plus: Fixed charges	58.6	119.2	100.3	79.7	59.2	64.3
Amortization of capitalized interest	—	0.1	—	—	—	—
Less: Interest capitalized during the period	(0.1)	—	(1.6)	(0.3)	(0.2)	(0.1)
Undistributed earnings in equity investments	—	—	—	—	—	—

	$446.3	$961.2	$1,004.2	$955.8	$788.0	$700.6

Fixed Charges:
Interest Expense	$55.5	$113.2	$90.4	$72.1	$52.8	$53.1
Plus: Interest capitalized during the period	0.1	—	1.6	0.3	0.2	0.1
Interest portion of rental expense	3.0	6.0	8.3	7.3	6.2	11.1

	$58.6	$119.2	$100.3	$79.7	$59.2	$64.3

Ratio of Earnings to Fixed Charges	7.62	8.06	10.01	11.99	13.31	10.90